Exhibit 99.1

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021

Page(s)

Condensed interim consolidated statements of financial position	2-3

Condensed interim consolidated statements of comprehensive income	4 – 5

Condensed interim consolidated statements of changes in equity	6

Condensed interim consolidated statements of cash flows	7 – 8

Notes to the condensed interim consolidated financial statements	9 – 43

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statements of financial position

		(Unaudited)
		At 30	(Audited)
		September	At 31 December
		2022	2021
	Note	USD	USD
ASSETS
Current assets
Current financial assets		-	10,000,880
Deferred transaction cost		-	7,355,404
Trade and other receivables	4	21,496,870	6,603,240
Prepaid expenses and other current assets		4,020,384	1,102,989
Cash and bank balances	5	18,923,030	9,529,723
		44,440,284	34,592,236
Non-current assets
Property and equipment	6	2,252,106	648,704
Intangible assets	7	21,575,275	988,406
Goodwill	8	33,344,496	4,418,226
Right-of-use assets		4,512,313	4,059,896
Deferred tax assets	19.2	14,988,641	14,631,743
		76,672,831	24,746,975
Total assets		121,113,115	59,339,211

EQUITY AND LIABILITIES
EQUITY
Share capital	9.1	13,513	88,881,717
Share premium	9.2	342,191,624	-
Share-based compensation reserve	10	40,358,763	36,929,523
Foreign currency translation reserve		(4,619,341)	450,863
Accumulated losses		(328,511,187)	(216,066,255)
Net equity/(deficit) attributable to the Parent Company’s Shareholders		49,433,372	(89,804,152)
Non-controlling interests		424,321	66,378
Total equity/(deficit)		49,857,693	(89,737,774)

LIABILITIES
Current liabilities
Derivatives liability		-	44,330,400
Convertible notes		-	74,606,482
Deferred purchase price	11	16,426,815	3,618,902
Accounts payable, accruals and other payables	12	38,839,690	19,987,552
Current tax liabilities		1,816,495	678,972
Loans from a related party	21	417,760	478,764
Interest-bearing loans		-	60,440
Lease liabilities		1,048,310	1,201,204
		58,549,070	144,962,716

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(2)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statements of financial position (continued)

		(Unaudited)	(Audited)
		At 30 September	At 31 December
		2022	2021
		USD	USD
Non-current liabilities
Provision for employees’ end of service benefits		1,090,987	815,407
Earnout liabilities	13	153,923	-
Interest-bearing loans		1,900,492	337,545
Deferred purchase price	11	543,375	-
Derivative warrant liabilities	14	5,306,161	-
Lease liabilities		3,711,414	2,961,317
		12,706,352	4,114,269
Total liabilities		71,255,422	149,076,985
Total equity and liabilities		121,113,115	59,339,211

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(3)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statements of comprehensive income

		For the three-month period ended		For the nine-month period ended
		30 September		30 September
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		2022	2021	2022	2021
	Note	USD	USD	USD	USD
Revenue	16	24,817,763	10,809,953	65,557,846	23,726,209
Cost of sales		(21,429,965)	(14,085,019)	(70,744,554)	(29,991,560)
Gross profit/(loss)		3,387,798	(3,275,066)	(5,186,708)	(6,265,351)

General and administrative expenses	17	(22,465,392)	(19,786,731)	(73,736,624)	(53,816,174)
Selling and marketing costs		(2,411,271)	(2,856,521)	(14,618,719)	(7,763,074)
Provision for expected credit losses	4	(500,260)	200,715	(2,694,641)	(225,834)
Hyperinflation adjustment	2.5	2,802,757	-	5,440,645	-
Other income		474,457	209,831	1,003,379	66,327
Other expenses		(583,297)	-	(814,745)	(330,260)
Operating loss		(19,295,208)	(25,507,772)	(90,607,413)	(68,334,366)

Change in fair value of financial liabilities	13,14	43,253,080	-	105,577,655	-
Change in fair value of deferred purchase price	11	23,156,661		23,156,661
Recapitalization cost	22	-	-	(139,609,424)	-
Impairment of financial assets	23	-	-	(10,000,880)	-
Finance income		25,018	-	104,822	-
Finance cost		(481,214)	(7,173,854)	(4,206,418)	(46,728,401)
Profit/(loss) for the period before tax		46,658,337	(32,681,626)	(115,584,997)	(115,062,767)

Tax	19.1	49,092	990,795	672,857	2,684,535

Profit/(loss) for the period		46,707,429	(31,690,831)	(114,912,140)	(112,378,232)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statements of comprehensive income (continued)

		For the three-month period ended		For the nine-month period ended
		30 September		30 September
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		2022	2021	2022	2021
	Note	USD	USD	USD	USD
Attributable to:
Equity holders of the Parent Company		47,293,447	(31,690,831)	(112,444,932)	(112,378,232)
Non-controlling interests		(586,018)	-	(2,467,208)	-
		46,707,429	(31,690,831)	(114,912,140)	(112,378,232)
Basic earnings/(loss) per share	20	0.36	(0.37)	(1.02)	(1.32)
Diluted earnings/(loss) per share	20	0.35	(0.37)	(1.02)	(1.32)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(3,481,625)	(1,233,205)	(5,070,204)	(1,067,200)
Total comprehensive income/(loss) for the period		43,225,804	(32,924,036)	(119,982,344)	(113,445,432)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statements of changes in equity

					Foreign		Equity
				Share-based	currency		attributable to	Non-
		Share	Share	compensation	translation	Accumulated	the Parent’s	controlling	Total
	Note	capital	premium	reserve	reserve	losses	Shareholders	interest	equity/(net deficit)
		USD	USD	USD	USD	USD		USD	USD
As at 1 January 2021 (Audited)		88,881,717	-	3,318,292	860,374	(74,650,123)	18,410,260	-	18,410,260

Total comprehensive loss for the period
Loss for the period		-	-	-	-	(112,378,232)	(112,378,232)	-	(112,378,232)
Other comprehensive loss for the period		-	-	-	(1,067,200)	-	(1,067,200)	-	(1,067,200
		-	-	-	(1,067,200)	(112,378,232)	(113,445,432)	-	(113,445,432)
Share-based compensation expense	10	-	-	27,954,642	-	-	27,954,642	-	27,954,642
As at 30 September 2021 (Unaudited)		88,881,717	-	31,272,934	(206,826)	(187,028,355)	(67,080,530)	-	(67,080,530)

As at 1 January 2022 (Audited)		88,881,717	-	36,929,523	450,863	(216,066,255)	(89,804,152)	66,378	(89,737,774)

Total comprehensive loss for the period
Loss for the period		-	-	-	-	(112,444,932)	(112,444,932)	(2,467,208)	(114,912,140)
Other comprehensive loss for the period		-	-	-	(5,070,204)	-	(5,070,204)	-	(5,070,204)
		-	-	-	(5,070,204)	(112,444,932)	(117,515,136)	(2,467,208)	(119,982,344)
Re-allocation of share premium	9	(88,873,271)	88,873,271	-	-	-	-	-	-
Issuance of shares	9	1,663	30,643,137	-	-	-	30,644,800	-	30,644,800
Issuance of shares to PIPE Investors	9	397	39,663,603	-	-	-	39,664,000	-	39,664,000
Issuance of shares to SPAC shareholders	9	1,395	32,332,406	-	-	-	32,333,801	-	32,333,801
Conversion of convertible notes	9	1,612	145,952,505	-	-	-	145,954,117	-	145,954,117
Recapitalizations costs	9	-	139,609,424	-	-	-	139,609,424	-	139,609,424
Costs attributable to the issuance of shares in connection with the business combination	9	-	(59,332,267)	-	-	-	(59,332,267)		(59,332,267)
Cost of shares earnouts	9	-	(75,550,455)	-	-	-	(75,550,455)	-	(75,550,455)

Acquisition of a subsidiary		-	-	-	-	-	-	2,825,151	2,825,151
Share-based compensation expense	10	-	-	3,429,240	-	-	3,429,240	-	3,429,240
As at 30 September 2022 (Unaudited)		13,513	342,191,624	40,358,763	(4,619,341)	(328,511,187)	49,433,372	424,321	49,857,693

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(6)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statements of cash flows

		For the three-month period		For the nine-month period ended
		ended 30 September		30 September
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		2022	2021	2022	2021
	Note	USD	USD	USD	USD
Loss for the period before tax		46,658,337	(32,681,626)	(115,584,997)	(115,062,767)
Adjustments for:
Depreciation and amortization	17	1,123,462	80,819	2,165,552	119,731
Depreciation of right-of-use assets	17	250,401	129,443	953,954	295,792
Gain on disposal of right-of-use assets		87,868	-	2,242	-
Provision for expected credit losses	4	500,260	(200,715)	2,694,641	225,834
Impairment of financial assets	22.5	-	-	10,000,880	-
Change in fair value of financial liabilities	13,14	(43,253,080)	-	(105,577,655)	-
Change in fair value of deferred purchase price	11	(23,156,661)	-	(23,156,661)	-
Finance cost		481,214	7,173,854	4,206,418	46,728,401
Recapitalization costs	22	-	-	139,609,424	-
Provision for employees’ end of service benefits	18	133,434	38,103	715,494	231,502
Share-based compensation expense	10	3,172,147	5,656,590	3,429,240	27,954,642
		(14,002,618)	(19,803,532)	(80,541,468)	(39,506,865)
Changes in working capital:
Trade and other receivables		(2,501,962)	(986,913)	(10,876,035)	(2,149,537)
Prepaid expenses and other current assets		1,070,626	118,300	(2,917,395)	131,044
Accounts payable, accruals and other payables		(9,198,434)	4,069,663	(7,206,290)	5,916,949
Current tax liabilities		619,136	2,068,379	1,137,523	866,580
Advances to shareholders		-	(10,130)	-	(86)
		(24,013,252)	(14,544,233)	(100,403,665)	(34,741,915)
Payment of employee’s end of service benefits		-	-	(439,914)	-
Net cash outflow from operating activities		(24,013,252)	(14,544,233)	(100,843,579)	(34,741,915)

Cash flow from investing activities
Purchase of property and equipment		(143,762)	(117,867)	(1,921,762)	(171,081)
Purchase of financial assets at fair value through profit or loss		5,000,010	-	-	-
Capitalized development costs		(554,685)	-	(1,635,211)	-
Acquisition of subsidiaries, net of cash acquired		(4,959,744)	-	(6,423,037)	-
Net cash outflow from investing activities		(658,181)	(117,867)	(9,980,010)	(171,081)

Cash flows from financing activities					-
Proceeds from issuance of share capital		27,974,622	-	60,308,423	-
Proceeds from issuance of convertible notes		-	35,500,000	26,336,000	63,199,900
Proceeds from PIPE subscription		-	-	39,664,000	-
Repayment of loan from related party		(25,938)	-	(61,004)	-
Repayment of convertible note		(241,506)	-	(241,506)	-
Finance cost paid		(430,843)	(2,282,772)	(613,839)	(2,318,484)
Finance lease liabilities paid, net of accretion		(112,937)	(171,638)	(549,614)	(335,816)
Net cash inflow from financing activities		27,163,398	33,045,590	124,842,460	60,545,600

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(7)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statements of cash flows (continued)

		For the three-month period		For the nine-month period ended
		ended 30 September		30 September
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		2022	2021	2022	2021
	Note	USD	USD	USD	USD
Net increase in cash and cash equivalents		2,491,965	18,383,490	14,018,871	25,632,604
Cash and cash equivalents at the beginning of the period		19,304,380	17,763,851	9,529,723	10,348,732
Effects of exchange rate changes on cash and cash equivalents		(2,873,315)	(1,812,450)	(4,625,564)	(1,646,445)
Cash and cash equivalents at the end of the period		18,923,030	34,334,891	18,923,030	34,334,891

Non-cash financing and investing activities:

		For the three-month period		For the nine-month period ended
		ended 30 September		30 September
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		2022	2021	2022	2021
	Note	USD	USD	USD	USD
Issuance of shares during the period/year		-	-	2,670,178	-
Cost of shares earnouts		-	-	(53,268,293)	-
Acquisitions of non-controlling interests		-	-	(3,036,641)	-
Costs attributable to the issuance of shares		-	-	8,465,508	-
Conversion of convertible notes		-	-	145,954,117	-
Property and equipment additions through acquisition of business		(313,991)	-	(586,452)	-
Intangible assets additions through acquisition of business.		(11,720,000)	-	(20,580,000)	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(8)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021

1       Establishment and operations

Swvl Holdings Corp (the “Parent Company”) (formerly known as “Pivotal Holdings Corp”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and was registered on 23 July 2021. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The condensed interim consolidated financial statements as at and for the nine-month period ended 30 September 2022 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Street 1, Dubai, United Arab Emirates.

Swvl Inc. was founded on 17 May 2017. Swvl Holdings Corp was incorporated as a direct wholly-owned subsidiary of Swvl Inc. As a result of various legal entity reorganization transactions undertaken in March 2022, Swvl Holdings Corp became the holding company of the Group, and the then-stockholders of Swvl Inc. became the stockholders of Swvl Holdings Corp. Swvl Inc. is the predecessor of Swvl Holdings Corp for financial reporting purposes.

The Group operates multimodal transportation networks in Egypt, Pakistan, Kenya, United Arab Emirates, Kingdom of Saudi Arabia, Jordan, Malaysia, Spain, Argentina, Chile, Germany, Turkey and Mexico that offer access to transportation options through the Group’s platform and mobile-based application. The Group uses leading technology, operational excellence and product expertise to operate transportation services on predetermined routes. The Group develops and operates proprietary technology applications supporting a variety of offerings on its platform (“platform(s)” or “Platform(s)”). The Group provides transportation services through contracting with other service providers (or transportation operators). Riders are collectively referred to as “end-user(s)” or “consumer(s)”. The drivers are referred to as “captain(s).”

Reverse recapitalization

On 28 July 2021, the Parent Company and Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (the “SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties have entered into a definitive agreement for a business combination that would result in the Group becoming a publicly listed company upon completion of the aforementioned transaction.

On March 31, 2022 (the “Closing Date”), the Parent Company consummated the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated as of July 28, 2021, as amended, between Swvl Inc., Queen’s Gambit Growth Capital and other merger companies.

As a result of the mergers and the other transactions (the “Transaction”) contemplated by the Business Combination Agreement, the merged Queen’s Gambit Surviving Company and Swvl Inc. each became wholly owned subsidiaries of the Parent Company, and the securityholders of the SPAC and Swvl Inc. became securityholders of the Parent Company.

(9)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

1       Establishment and operations (continued)

Reverse recapitalization (continued)

The Parent Company’s Second Amended and Restated Memorandum and Articles of Association authorizes the issuance of up to 555,000,000 shares, consisting of (a) 500,000,000 Class A Ordinary Shares and (b) 55,000,000 preferred shares. All outstanding Class A Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing Class A Ordinary Shares are issued in registered form. All options, regardless of grant dates, will entitle holders to an equivalent number of Class A Ordinary Shares once the vesting and exercising conditions are met.

Subsequent to the closing of the Transaction, there were 118,496,102 Class A Ordinary Shares with par value of $0.0001 per share that were outstanding and issued. There were also 17,433,333 Warrants outstanding, at the closing of the Transaction, each exercisable at $11.50 per one Class A Ordinary Share, of which 11,500,000 are public warrants (“Public Warrants”) listed on NASDAQ and 5,933,333 private placement warrants (“Private Warrants”) held by the Sponsor (Note 14).

Pursuant to the terms of the Business Combination Agreement, at the Closing Date, among other things, each shareholder of Swvl Inc.’s outstanding a) Common Shares A, b) Common Shares B and c) Class A, B, C, D and D-1 preferred shares received approximately 1,510 (“Conversion Ratio”) shares of the Parent Company’s common shares A and the contingent right to receive certain Earnout Shares (Note 13), for each share of the Company’s common shares, par value $0.0001 per share in exchange of original shares.

Concurrently at the Closing Date, each outstanding and unexercised option (vested or not) to purchase Swvl Inc.’s Common Shares, was converted to an option to purchase approximately 1,509.96 the Parent Company’s common Shares A and the contingent right to receive certain Earnout restricted Stock Units (“Earnout RSUs”) at an exercise price per option equal to (x) the exercise price per option divided by (y) the exchange ratio.

Considering the facts of the Business Combination Agreement, it was assumed that the quoted price of the Company’s Common Shares A inherently considers the impact of the contingently issuable Earnout Shares, and it was part of an equity transaction between parties to the Transaction.

In addition, pursuant to the terms of the Business Combination Agreement, at the Closing Date, each outstanding Queen’s Gambit Warrant was automatically assumed and converted into a new Warrant to acquire new Swvl’s Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former Queen’s Gambit Warrants.

In connection with the consummated Business Combination Agreement, certain investors (“PIPE Investors”) completed a private placement of 12,188,711 Common Shares A of the Parent Company for an aggregate purchase price of $111.5 million, of which $71.8 million were automatically exchanged to shares representing exchangeable notes issued by Swvl Inc. to certain PIPE investors prior to the consummated Merger.

(10)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

1       Establishment and operations (continued)

Reverse recapitalization (continued)

Pursuant to the Business Combination Agreement, the SPAC does not meet the definition of a business under the guidance of IFRS 3, hence the Transaction was accounted for as a recapitalization in accordance with IFRS 2. Under this method of accounting, Queen's Gambit Growth Company is treated as the acquired company and Swvl Inc. is treated as the acquirer for financial statement reporting purposes. Swvl Inc. has been determined to be the accounting acquirer based on evaluation of the facts and circumstances of the business combination.

The following table summarizes the proceeds raised and issuance costs incurred related to the Business Combination on 30 March 2022:

	Number of
	shares	USD
Public shares outstanding	34,500,000	345,000,000
Shares redeemed	(29,175,999)	(291,759,990)
Shared issued to SPAC	5,324,001	53,240,010

Cash from reverse recapitalization	53,240,010
SPAC reverse recapitalization professional fees	(20,923,449)
Net proceeds from reverse recapitalization	32,316,561

1.1       Consolidated subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

In certain cases, the Group is required to have a resident as one of the shareholders besides the Parent Company to comply with local laws and regulations. However, in such cases, the Group continues to remain the economic beneficiary of the shareholding held by such resident shareholder and therefore is said to have a “beneficial ownership” of such non-controlling interests, except as indicated below.

(11)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

1       Establishment and operations (continued)

1.1       Consolidated subsidiaries (continued)

	Country of	Legal ownership %		Principal
Company name	incorporation	30-Sep-22	31-Dec-21	business activities
Swvl Inc.	British Virgin Islands	100%	-	Holding company
Pivotal Merger Sub Company I	Cayman Islands	100%	-	Merger entity
Swvl Global FZE	UAE	100%	100%	Headquarters and management activities
Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	99.80%	Providing a technology platform to enable passenger transportation
Swvl Pakistan (Private) Ltd.	Pakistan	99.99%	99.99%
Swvl NBO Limited	Kenya	100%	100%
Swvl Technologies Ltd.	Kenya	100%	100%
Swvl Technologies FZE	UAE	100%	100%
Smart Way Transportation LLC (i)	Jordan	-	-

Swvl Saudi for Information Technology	Kingdom of Saudi Arabia	100%	100%

Swvl My For Information Technology SDN BHD	Malaysia	100%	100%
Shotl Transportation, S.L.	Spain	55%	55%
Viapool Inc. (ii)	Delaware, USA	51%	-	Holding company
Movilidad Digital SAS (ii)	Argentina	51%	-	Providing a technology platform to enable passenger transportation
Viapool SRL (ii)	Argentina	51%	-
Viapool SPA (ii)	Chile	51%	-
Swvl Brasil Tecnologia LTDA (ii)	Brazil	51%	-
Swvl Germany GmbH (formerly “Blitz B22-203 GmbH”) (iii)	Germany	100%	-	Holding company
Door2Door GmbH (iii)	Germany	100%	-	Providing a technology platform to enable passenger transportation
Volt Lines B.V. (iv)	Netherlands	100%	-	Holding company
Volt Lines Akilli Ulasim Teknolojileri ve Tasimacilik AS (iv)	Turkey	100%	-	Providing a technology platform to enable passenger transportation
Volt Lines MENA limited (iv)	UAE	100%	-
Urbvan mobility ltd.	Cayman entity	100%	-	Holding company
Urbvan intermediate holdings, llc.	Delaware, USA	100%	-
Commute technologies s.a.p.i. de c.v.	Mexico	100%	-
Urbvan commute operations s.a.p.i. de c.v.	Mexico	100%	-	Providing a technology platform to enable passenger transportation
Ops transit mobility, s.a. de c.v.	Mexico	100%	-
ID vans, s.a.p.i. de c.v.	Mexico	100%	-
Admin mobility, s.a. de c.v.	Mexico	100%	-

(12)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

1	Establishment and operations (continued)

1.1	Consolidated subsidiaries (continued)

(i)	The Parent Company’s subsidiary Smart Way Transportation LLC (Jordan) was incorporated during the year ended 31 December 2021. The subsidiary is currently legally owned by a member of the Group’s management and is in the process of a legal ownership transfer to the Group. The subsidiary has been consolidated at 30 September 2022 based on the beneficial ownership and effective control.

(ii)	The Parent Company acquired 51% of the shares of Viapool Inc., a company based in Delaware, USA (Note 8) and holding each of Movilidad Digital SAS, Viapool SRL, Viapool SPA and Swvl Brasil Tecnologia LTDA. The Parent Company consolidates these entities based on de facto control.

(iii)	The Parent Company acquired 100% of the shares of Blitz B22-203 GmbH, a company based in Germany (Note 8), and subsequently Blitz B22-203 GmbH acquired 100% of the shares of Door2Door GmbH. The Parent Company consolidates these entities based on de facto control.

(iv)	The Parent Company acquired 100% of the shares of Volt Line BV, a company based in Netherlands (Note 8) and holding each of Volt Lines Akilli Ulasim Teknolojileri ve Tasimacilik AS and Volt Lines MENA limited. The Parent Company consolidates these entities based on de facto control.

(v)	The Parent Company acquired 100% of the shares of Urbvan Mobility Ltd., a company incorporated under the laws of Mexico (Note 8) and holding each of Urbvan Intermediate Holdings, based in Delaware, Commute Technologies S.A.P.J and Urbvan Commute Operation S.A.P.J, both based in Mexico. The Parent Company consolidates these entities based on de facto control.

2	Basis of preparation

These condensed interim consolidated financial statements are for the nine-month periods ended 30 September 2022 and 2021 and are presented in United States Dollars (“USD” or “$”), which is the functional currency of the Parent Company. They have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

These condensed interim consolidated financial statements do not include all the information required in annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2021. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

(13)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

2	Basis of preparation (continued)

2.1	Going concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to realize its assets and discharge its liabilities in the ordinary course of business. The Group had net losses of $ 115,584,997, which includes recapitalization cost of $139,609,424, for the nine-month period ended 30 September 2022 ($115,062,767 for the nine-month period ended 30 September 2021), accumulated losses of $ 328,511,187 as at 30 September 2022 ($216,066,255 as at 31 December 2021), negative working capital of $ 14,108,786 as at 30 September 2022 ($110,370,480 as at 31 December 2021) and negative operating cash flows of $ 100,843,579 for the nine-month period ended 30 September 2022 ($34,741,915 for the nine-month period ended 30 September 2021).

The Group has funded its operations primarily with proceeds from the issuance of Class A Ordinary Shares. On 31 March 2022, the Group received gross proceeds of $53.2 million and $111.5 million from the reverse recapitalization transaction and sale of shares to certain PIPE investors, respectively. During the period, the Group has received additional gross proceeds of $28 million through issuance of Class A Ordinary Shares. In addition, adopting the portfolio optimization plan will contribute to strengthening the Group’s financial position (Note 15).

Notwithstanding these results, management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a period of twelve months after the preparation of the condensed interim consolidated financial statements. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto.

Management has performed a going concern assessment for a period of twelve months from the date of approval of these financial statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. This assessment, when combined with additional funding expected to be received before year-end, indicates we have sufficient liquidity to fund our liabilities as they become due for the next twelve months.

While there is no assurance that additional funds are available on acceptable terms, management believes that they will be successful in raising the additional capital needed to execute our planned strategy and to meet working capital and capital expenditure requirements that may fall for the next twelve months after the preparation of the condensed interim consolidated financial statements. Based on this, management believes it remains appropriate to prepare these condensed interim consolidated financial statements on a going concern basis.

2.2	Covid-19

The onset of the Covid-19 pandemic during the first quarter of 2020 and the lockdowns introduced by governments across the Group’s markets have had an impact on the Group’s business. After initial disruption, the overall business performance started showing signs of recovery from the third quarter of 2020. The economic uncertainty caused by the Covid-19 pandemic and the extent to which the Covid-19 pandemic will continue to impact the Group’s business, operations and financial results, including the duration and magnitude of such effects, will depend on numerous unpredictable factors.

(14)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

2	Basis of preparation (continued)

2.2	Covid-19 (continued)

Management has considered the effects of Covid-19 lockdowns along with other related events and conditions, and they have not hampered the Group’s ability to expand its scale of operations. While certain sectors were negatively impacted, the Group has raised investment during the nine-month period ended 30 September 2022 from the definitive agreements it has entered into (Note 1). Management has determined that Covid-19 does not create conditions that cast significant doubt upon the Group’s ability to continue as a going concern. Accordingly, the condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

2.3	Amended standards adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

2.4	Accounting policies

The accounting policies used for the condensed interim consolidated financial statements for the nine-month period ended 30 September 2022 are consistent with those used in the annual consolidated financial statements for the year ended 31 December 2021. The only exception is the accounting policy for the Group’s earnout liabilities and derivatives warrant liabilities recognized during the nine-month period ended 30 September 2022, as described below:

Earnout liabilities

Earnout liabilities are initially recognized at fair value at their inception, and subsequently at fair value at each reporting date. Valuation of shares earnout liability is measured using an appropriate valuation model which considers various factors such as the current trading stock price, equity volatility and cost of equity. The change in fair value of the earnout liabilities is recognized in the statement of profit or loss.

Derivative warrant liabilities

Warrants assumed in the Transaction give the holder the right, but not the obligation to subscribe to the Company’s Ordinary Shares at a fixed or determinable price for a specified period of five years. These instruments were part of the net assets acquired in the Transaction and, therefore, have applied the provisions of debt and equity classification under IAS 32.

Therefore, the warrants are accounted for as a financial liability (derivative liability) recognized at fair value upon the closing of the Transaction, and subsequently remeasured at fair value through profit and loss.

(15)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

2	Basis of preparation (continued)

2.5	Financial reporting in hyperinflationary economies

The Group’s subsidiaries located in Argentina and Turkey (Note 1.1) are operating in hyperinflationary economies. Accordingly, the results, cash flows and financial position of those subsidiaries have been expressed in terms of the measuring unit current, at the end of the reporting period.

The price index identification and movement are indicated as below:

	Argentina	Turkey
Price index identity	Consumer	Consumer
	price index	price index
	(Basis points)	(Basis points)
Price index level at 1 Jan 2022	605.0	763.2
Price index level at 30 September 2022	967.3	1120.6
Change in index	362.3	357.4

The Group recognized an amount of $ 5,440,645 for the nine-month period ended 30 September 2022 (Nil for the nine-month period ended 30 September 2021) as hyperinflation adjustment.

(16)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

3	Critical accounting judgments and estimates

When preparing the condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the condensed interim consolidated financial statements for the nine-month period ended 30 September 2022 and 2021, including the key sources of estimation uncertainty, were the same as those applied in the Group’s annual consolidated financial statements for the year ended 31 December 2021, except for the accounting estimates described below:

3.1	Hyperinflationary economies

The Group exercises significant judgement in determining the onset of hyperinflation in countries in which it operates and whether the functional currency of its subsidiaries is currency of a hyperinflationary economy.

Various characteristics of the economic environments of Argentina and Turkey (Note 1.1) are considered. These characteristics include, but are not limited to, whether:

•	the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency;
•	prices are quoted in a relatively stable foreign currency;
•	sales or purchase price stake expected losses of purchasing power during a short credit period into account;
•	interest rates, wages and prices are linked to a price index; and
•	the cumulative inflation rate over three years is approaching, or exceeding, 100%.

Management exercises judgement as to when a restatement of the financial statements of a Group entity becomes necessary. Following management’s assessment, the Group’s subsidiaries in Argentina and Turkey have been accounted for as entities operating in hyperinflationary economies.

The results, cash flows and financial positions of such subsidiaries have been expressed in terms of the current measuring units at the reporting date. The inflation adjusted financial information, is stated in terms of current Argentinian Peso and Turkish Lira at the reporting date using the respective Consumer Price Index (CPI) for both countries as supplied by the National Institute of Statistics and Censuses of the Argentine Republic (INDEC) and the Turkish Statistical Institute, respectively. The general price indices used in adjusting the results, cash flows and the financial position of the subsidiaries is set out in Note 2.5.

3.2	Business combinations

The Group records tangible and intangible assets acquired and liabilities assumed in business combinations under the acquisition method of accounting. Acquisition consideration typically includes cash payments and equity issued as consideration. In acquisitions where no consideration is transferred, goodwill is measured based on the fair value of the acquiree. Amounts paid for each acquisition are allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition inclusive of identifiable intangible assets. The estimated fair value of identifiable assets and liabilities, including intangibles, are based on valuations that use information and assumptions available to management. The Group allocates any excess purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed to goodwill.

(17)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

3	Critical accounting judgments and estimates (continued)

3.2	Business combination (continued)

Significant management judgments and assumptions are required in determining the fair value of assets acquired and liabilities assumed, particularly for acquired intangible assets, including estimated useful lives. The valuation of purchased intangible assets is based upon estimates of the future performance and discounted cash flows of the acquired business. Each asset acquired or liability assumed is measured at estimated fair value from the perspective of a market participant.

3.3	Capitalization of development costs

The Group capitalizes expenditures for the development of technology to the extent that it is expected to meet the criteria in accordance with IAS 38 Intangible Assets. The decision to capitalize is based on significant judgments made by management, including the technical feasibility of completing the intangible asset so that it will be available for use or sale and assumptions used to demonstrate that the asset will generate probable future economic benefits.

During the nine-month period ended 30 September 2022, development costs of $1.6 million (year ended 31 December 2021: Nil) were capitalized based on a model whereby a percentage is allocated to employee related expenses based on the time spent on the development of assets. All employee expenses included in this balance relate to employees in the product and engineering departments, and the percentage attributable varies dependent on the nature of the work performed and the type of asset being developed.

3.4	Impairment of intangible assets

The carrying values of our long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset’s recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate future growth, profitability, discount and terminal growth rates, and project future cash flows, among other factors. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows.

If we conclude that a definite or indefinite long-lived intangible asset is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the asset’s impairment.

(18)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

3	Critical accounting judgments and estimates (continued)

3.5	Earnout liabilities

The Group uses accounting estimates in measuring the fair value of its earnouts liabilities. The Group used a Monte Carlo simulation based on the frequency that each tranche vests to value the dilutive impact of per share. The assumptions used in the valuation are disclosed in Note 23.

3.6	Derivative warrant liabilities

The Group’s derivative liabilities related to its public and private warrants are measured using appropriate valuation method. Public warrants derivative liabilities was measured using Binomial lattice model while Black-Scholes Options Pricing Model (“BSOPM”) was used to value the private warrants. The assumptions used in the valuation are disclosed in Note 23.

4	Trade and other receivables

	(Unaudited)	(Audited)
	At 30 September	At 31 December
	2022	2021
	USD	USD
Trade receivables	14,077,323	4,223,645
Customer wallet receivables	2,344,218	1,329,364
Accrued income	4,303,128	3,038,259
Less: provision for expected credit losses	(5,098,423)	(2,403,782)
	15,626,246	6,187,486
Tax receivables	3,847,892	-
Other receivables	2,022,732	415,754
	21,496,870	6,603,240

Trade receivables are non-interest bearing and are generally on terms of up to 60 days. It is not the practice of the Group to obtain collateral over trade receivables and are therefore, unsecured.

Provision for expected credit losses for receivables consists of the following:

	(Unaudited)	(Audited)
	At 30 September	At 31 December
	2022	2021
	USD	USD
Provision for expected credit losses for trade receivables	(4,890,136)	(1,857,436)
Provision for expected credit losses for customer wallet receivables	(208,287)	(546,346)
	(5,098,423)	(2,403,782)

(19)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

4	Trade and other receivables (continued)

The movement in provision for expected credit losses are as follows:

	(Unaudited)	(Audited)
	At 30 September	At 31 December
	2022	2021
	USD	USD
At 1 January	2,403,782	1,076,678
Charge during the period/year	2,694,641	1,327,104
At the end of the period/year	5,098,423	2,403,782

5	Cash and bank balances

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	(Unaudited)	(Audited)
	At 30 September	At 31 December
	2022	2021
	USD	USD
Cash in hand	15,676	3,410
Cash at banks	18,110,041	9,534,704
Bank overdraft	(10,326)	(8,391)
Short term deposits	807,639	-
	18,923,030	9,529,723

6	Property and equipment

The property and equipment net book value consists of the following:

	(Unaudited)	(Audited)
	At 30 September	At 31 December
	2022	2021
	USD	USD
Furniture, fittings and equipment	1,091,091	483,547
Leasehold improvements	649,661	165,157
Construction work-in-progress	511,354	-
Property and equipment, net	2,252,106	648,704

Total expense arising from depreciation on property and equipment recognized in the condensed interim consolidated statement of comprehensive income as part of general and administrative expense for the nine-month period ended 30 September 2022 was $318,394 ($119,731 for the nine-month period ended 30 September 2021).

(20)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

7	Intangible assets

	(Unaudited)	(Audited)
	At 30 September	At 31 December
	2022	2021
	USD	USD
Trade name	1,878,858	10,000
Customer list (B2B relationships)	7,986,885	50,000
Developed technology	11,709,532	928,406
	21,575,275	988,406

Total expense arising from amortization of intangible assets recognized in the condensed interim consolidated statement of comprehensive income as part of general and administrative expense for the nine-month period ended 30 September 2022 was $1,847,158 (Nil for the nine-month period ended 30 September 2021).

Amortization is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Trade name	2
Customer list (B2B relationships)	8-11
Developed technology	5

8	Business combination and goodwill

(i)	Viapool

On 14 January 2022, the Group acquired a 51% controlling interest in Viapool Inc, (“Viapool”) a company incorporated under the laws of the U.S. State of Delaware, pursuant to the signed stock purchase agreement. Viapool is engaged in the development, implementation and commercialization of new mobility and transport systems, including different services and connecting travellers with buses and private cars in Argentina and Chile. This acquisition has been accounted for in accordance with IFRS 3 Business Combinations.

The Group incurred insignificant acquisition-related costs, which are not included as part of the consideration transferred and have been recognized as an expense in the condensed interim consolidated statement of profit or loss, as part of professional expenses.

The purchase consideration and the provisional fair value of the identifiable assets and liabilities of Viapool at the date of acquisition are as follows:

(21)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

8	Business combination and goodwill (continued)

(i)	Viapool (continued)

Fair value recognized
on acquisition
USD
Assets
Intangible assets	5,530,000
Right of use asset	34,524
Property and equipment	45,170
Trade and other receivables	907,040
Cash and cash equivalents	332,005
6,848,739
Liabilities
Interest-bearing loans	16,697
Trade and other payables	1,004,118
Lease liabilities	44,554
1,065,369
Total identifiable net assets at fair value	5,783,370

Non-controlling interest measured at fair value	(2,833,851)

Fair value of purchase consideration	4,400,000
Goodwill arising on acquisition	1,450,481

Cash flow on
acquisition
USD
Net cash acquired with the subsidiary	(332,005)
Cash consideration paid	1,000,000
Purchase consideration transferred	667,995

Purchase consideration is paid as follows:

-	$1 million in cash, paid by the Group at closing date of the acquisition;
-	$0.5 million in the Parent Company shares payable at closing date. The number of shares to be issued will be determined based on the share price at the date of payment;
-	$2.4 million in cash, payable ten business days counted as from of 31 March 2022; and
-	Maximum of $0.5 million in cash, payable subject to achieving certain revenue level as outlined in the stock purchase agreement.

(22)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

8       Business combination and goodwill (continued)

At 30 September 2022, the share payment mentioned above was still due for issuance.

Contribution of financial results to the Group

The acquired business contributed a loss of $4,002,105 for the period since the acquisition date to 30 September 2022.

(ii)       Volt Lines

On 25 May 2022, the Group acquired 100% of the shares of Volt Lines B.V. (“Volt Lines”), a company incorporated under the laws of the Netherlands, pursuant to the signed sale and purchase agreement. Volt Lines is engaged in the development, implementation and commercialization of new mobility and transport systems, including different services and connecting travellers with buses and private cars in Turkey. This acquisition has been accounted for in accordance with IFRS 3 Business Combinations.

The Group incurred insignificant acquisition-related costs, which are not included as part of consideration transferred and have been recognized as an expense in the condensed interim consolidated statement of profit or loss, as part of professional expenses.

The purchase consideration and the provisional fair value of the identifiable assets and liabilities of Volt Lines at the date of acquisition are as follows:

Fair value recognized
on acquisition
USD
Assets
Intangible assets	2,170,000
Property and equipment	178,561
Right of use asset	173,389
Trade and other receivables	570,966
Cash and cash equivalents	142,918
3,235,834
Liabilities
Interest-bearing loans	96,796
Trade and other payables	489,979
Convertible loan	241,506
Lease liabilities	188,010
1,016,291
Total identifiable net assets at fair value	2,219,543

Fair value of purchase consideration	13,200,000
Goodwill arising on acquisition	10,980,457

(23)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

8	Business combination and goodwill (continued)

(ii)	Volt Lines (continued)

Cash flow on
acquisition
USD
Net cash acquired with the subsidiary	(142,918)
Cash consideration paid	-
Purchase consideration transferred	(142,918)

Purchase consideration is paid as follows:

-	$5 million in cash, payable by the Group within 6 months of the closing date;
-	1,400,000 of the Parent Company shares (fair valued at $6.5 million at agreement closing date), payable at closing; and
-	Maximum of 1,800,000 of the Parent Company shares (fair valued at $1.7 million at agreement closing date), payable subject to achieving certain revenue milestones as outlined in the sale and purchase agreement.

At 30 September 2022, the share payment mentioned above was still due for issuance.

Contribution of financial results to the Group

The acquired business contributed a loss of $ 754,726 excluding gain from hyperinflation adjustment of $5,750,075 for the period since the acquisition date to 30 September 2022.

(iii)       Door2Door

On 3 June 2022, the Group acquired 100% of the shares of Door2Door GMBH (“Door2Door”), a company incorporated under the laws of Germany, pursuant to the signed sale and purchase agreement. Door2Door is a high-growth mobility operations platform that partners with municipalities, public transit operators, corporations, and automotive companies to optimize shared mobility solutions across Europe. This acquisition has been accounted for in accordance with IFRS 3 Business Combination.

(24)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

8       Business combination and goodwill (continued)

(iii)       Door2Door (continued)

The purchase consideration and the provisional fair value of the identifiable assets and liabilities of Door2Door at the date of acquisition are as follows:

Fair value recognized
on acquisition
USD
Assets
Intangible assets	1,160,000
Property and equipment	48,730
Right of use asset	599,087
Trade and other receivables	250,495
Cash and cash equivalents	136,626
2,194,938
Liabilities
Interest-bearing loans	1,320,773
Trade and other payables	1,640,583
Lease liabilities	677,866
3,639,222
Total identifiable net deficit at fair value	(1,444,284)

Fair value of purchase consideration	2,615,000
Goodwill arising on acquisition	4,059,284

Cash flow on
Acquisition
USD
Net cash acquired with the subsidiary	(136,626)
Cash consideration paid	1,074,842
Purchase consideration transferred	938,216

Purchase consideration is paid as follows:

-	$0.87 million in cash, paid by the Group at closing date; and
-	$1.54 million, to be paid in shares of the Parent Company, within 6 months from initial listing of the shares of the Parent Company on NASDAQ, but no later than 9 months from closing date. The number of shares to be issued will be determined based on the share price at the date of payment. In addition, the Group has paid $0.2 million as acquisition cost.

At 30 September 2022, the share payment mentioned above was still due for issuance.

(25)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

8       Business combination and goodwill (continued)

(iii)       Door2Door (continued)

Contribution of financial results to the Group

The acquired business contributed a loss of $ 1,001,673 for the period since the acquisition date to 30 September 2022.

(iv)       Urbvan

On 11 July 2022, the Group acquired a 100% controlling interest in Urbvan Mobility Ltd, a company incorporated under the laws of Mexico, pursuant to the signed sale and purchase agreement. Urbvan is a high-growth mobility platform offering tech-enabled transportation services across Mexico. This acquisition has been accounted for in accordance with IFRS 3 Business Combination.

The Group incurred insignificant acquisition-related costs, which are not included as part of consideration transferred and have been recognized as an expense in the condensed interim consolidated statement of profit or loss, as part of professional expenses.

The purchase consideration and the provisional fair value of the identifiable assets and liabilities of Urbvan at the date of acquisition are as follows:

Fair value recognized
on acquisition
USD
Assets
Intangible assets	11,720,000
Right of use asset	816,455
Property and equipment	313,991
Trade and other receivables	5,216,992
Cash and cash equivalents	720,001
18,787,439
Liabilities
Provisions	259,105
Trade and other payables	3,053,864
Lease liabilities	451,239
3,764,208
Total identifiable net assets at fair value	15,023,231

(26)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

8	Business combination and goodwill (continued)

(iv)	Urbvan (continued)

Fair value of purchase consideration	27,607,000
Goodwill arising on acquisition	12,583,769

Cash flow on
acquisition
USD
Net cash acquired with the subsidiary	(720,001)
Cash consideration paid	5,000,000
Purchase consideration transferred	4,279,999

Purchase consideration is paid as follows:

•	On the 6-month anniversary of the agreement closing date (“First Payment”), the Group shall make a share payment of 2,931,639 Class A Ordinary Shares, and cash payment equivalent to 30,740 Class A Ordinary Shares multiplied by the share market price on the First Payment date.
•	On the 10-month anniversary of the agreement closing date (“Second Payment”), the Group shall make a share payment of 2,899,999 Class A Ordinary Shares, and cash payment equivalent to 30,407 Class A Ordinary Shares multiplied by the share market price on the Second Payment date.
•	On the 12-month anniversary of the agreement closing date (“Third Payment”), the Group shall make a share payment of 2,899,999 Class A Ordinary Shares, and cash payment equivalent to 30,407 Class A Ordinary Shares multiplied by the share market price on the Third Payment date.
•	On the 16-month anniversary of the agreement closing date (“Forth Payment”), the Group shall make a share payment of 1,399,998 Class A Ordinary Shares, and cash payment equivalent to 14,677 Class A Ordinary Shares multiplied by the share market price on the Forth Payment date.
•	On the 24-month anniversary of the agreement closing date (“Fifth Payment”), the Group shall make a share payment of 1,399,998 Class A Ordinary Shares, and cash payment equivalent to 14,677 Class A Ordinary Shares multiplied by the share market price on the Fifth Payment date.
•	Maximum of 750,000 Class A Ordinary Shares, payable subject to achieving certain revenue level as outlined in the sales and purchase agreement.

At 30 September 2022, the share payment mentioned above was still due for issuance.

Contribution of financial results to the Group

The acquired business contributed a loss of $ 1,868,215 for the period since the acquisition date to 30 September 2022.

(27)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

8       Business combination and goodwill (continued)

The Group’s total goodwill is summarized as per the table below:

	(Unaudited)	(Audited)
	At 30 September	At 31 December
	2022	2021
	USD	USD
Goodwill arising on acquisition of:
Viapool	1,450,481	-
Voltlines	10,980,457	-
Door2Door	4,059,284	-
Shotl	4,270,505	4,418,226
Urbvan	12,583,769	-
	33,344,496	4,418,226

9       Share capital

On 31 March 2022, the Parent Company’s common stock and warrants began trading on NASDAQ under the ticker symbols "SWVL" and “SWVLW,” respectively. The Parent Company is authorized to issue 555,000,000 shares, consisting of (a) 500,000,000 Class A Ordinary Shares with a par value of $0.0001 per share and (b) 55,000,000 preferred shares with a par value of $0.0001 per share.

Prior to the Transaction, Swvl Inc. had seven classes of authorized common stock, Swvl Inc.’s Common A shares, Common B shares, Class A shares, Class B shares, Class C shares, Class D shares and Class D-1 shares. As a result of the Transaction, each outstanding share of Swvl Inc. capital stock was converted into the right to receive newly issued shares of the Company’s Class A ordinary shares at the respective Conversion Ratio, and the contingent right to receive certain Earnout Shares (Note 13), for each share of the Parent Company’s common shares.

(28)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

9          Share capital (continued)

9.1	Share capital

	(Unaudited)
	At 30 September 2022
	Number of	Number of
	shares	shares
	authorized	outstanding
Class A Ordinary Shares	500,000,000	135,125,060
Preferred Shares	55,000,000	-
	555,000,000	135,125,060

Each Class A Ordinary share has a par value of $0.0001.

The below table summarized the number of shares and share capital outstanding during the period:

	(Unaudited)
	At 30 September 2022
	Number of
	shares	Share capital
Issuance of shares to Swvl Inc. shareholders	84,455,247	8,446
Issuance of shares to SPAC shareholders	13,949,000	1,395
Conversion of convertible notes	16,125,455	1,612
Issuance of shares to PIPE investors	3,966,400	397
Other shares issued during the period	16,628,958	1,663
	135,125,060	13,513

9.2     Share premium

The below table represents the components of share premium balance:

(Unaudited)
At 30 September 2022
Share Premium
Issuance of shares to Swvl Inc. shareholders	88,873,271
Issuance of shares to SPAC shareholders	32,332,406
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs (Note 22)	139,609,424
Other shares issued during the period	30,643,137
477,074,346
Less:
Costs attributable to the issuance of shares in connection with the business combination	(59,332,267)
Cost of earnout shares	(75,550,455)
342,191,624

(29)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

10       Share-based compensation reserve

At 30 September 2022, the employee share-based compensation reserve balance was $40,358,763 (at 31 December 2021: $36,929,523).

Total charge arising from share-based payment transactions recognized in the consolidated statement of comprehensive income as part of employee benefit was $ 3,429,240 for the nine-month period ended 30 September 2022 (expense of $ 27,954,642 for the nine-month period ended 30 September 2021).

On 14 April 2022, the board of directors of the Parent Company passed a unanimous resolution to change the maximum number of share options that the Company is authorized to grant to its employees as identified by the management. This extension remains at similar terms with the original options, where 25% of the options vest annually from the issue date and are exercisable up to 10 years from the issue date.

The movement in share options and average exercise are as follows:

	(Unaudited)		(Audited)
	For the nine-month period		For the year ended
	ended 30 September 2021		31 December 2021
	Average		Average
	exercise price		exercise price
	per share	Number of	per share	Number of
	option	options	option	options
	USD		USD
At 1 January	1.609	8,514,500	2.303	4,466,470
Issued during the year	0.187	140,422	1.700	5,849,416
Forfeited during the year	1.056	(262,733)	2.008	(1,801,386)
At the end of the period/year	1.595	8,392,189	1.609	8,514,500
Vested and exercisable	1.3589	4,975,668	1.230	3,575,348

(30)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

11	Deferred purchase price

	(Unaudited)
	At 30	(Audited)
	September	At 31 December
	2022	2021
	USD	USD
Opening balance	3,618,902	-
Acquisitions	36,507,949	3,618,902
Change in fair value	(23,156,661)	-
Ending balance	16,970,190	3,618,902

The deferred purchase price is allocated between current and non-current liabilities as follows:

Current	16,426,815	3,618,902
Non-current	543,375	-
	16,970,190	3,618,902

12	Accounts payable, accruals and other payables

	(Unaudited)
	At 30	(Audited)
	September	At 31 December
	2022	2021
	USD	USD
Financial items
Accounts payables	12,792,764	5,176,759
Accrued expenses	17,178,478	9,008,969
Captain payables	1,319,155	1,249,948
Advances from customers	755,666	52,307
Other payables	3,879,847	560,857
	35,925,910	16,048,840

Non-financial items
Advances from individual customers (e-wallets)	2,913,780	3,938,712
Total accounts payable, accruals and other payables	38,839,690	19,987,552

(31)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

13       Earnouts liabilities

During the time period between the Closing Date and the five-year anniversary of the Closing Date (the “Earnout Period”), eligible Swvl Shareholders may receive up to 15 million additional shares of the Parent Company’s Common Shares A (the “Earnout Shares”) in the aggregate in three equal tranches of 5 million shares if the volume-weighted average closing sale price of our Common Stock is greater than or equal to $12.50, $15.00 and $17.50 for any 20 trading days within any 30 consecutive trading day period (“Trigger Events”) (or an earlier Change of Control event).

The Effective Time, which will be subject to potential forfeiture, and which will be able to be settled in Holdings Common Shares A upon the occurrence of the applicable Earnout Triggering Events (or an earlier Change of Control event).

	(Unaudited)
	At 30
	September	At 31 December
	2022	2021
	USD	USD
Opening balance	-	-
Recognized pursuant to the reverse acquisition transaction	75,550,455	-
Change in fair value during the period/year	(75,396,532)	-
Ending balance	153,923	-

14       Derivative warrant liabilities

Private and Public Warrants

Prior to the Transaction, the SPAC issued 17,433,333 warrants each exercisable at $11.50 per one Class A Ordinary Share, of which 11,500,000 are Public Warrants listed on NASDAQ and 5,933,333 Private Warrants held by the sponsor. Upon closing of the Transaction, the Parent Company assumed the Public Warrants and Private Warrants. Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share.

The Public Warrants will expire 5 years after completion of the transaction. The Parent Company has the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Parent Company’s Class A ordinary shares equals or exceeds $18.00 per share.

(32)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

14       Derivative warrant liabilities (continued)

The Private Warrants are identical to the Public Warrants, except that the Private Warrants and the ordinary shares issuable upon exercise of the Private Warrants, so long as they are held by the sponsor or its permitted transferees, (i) will not be redeemable by the Parent Company, (ii) may not be transferred, assigned or sold by the holders until 30 days after the completion of the Transaction, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. If the Private Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

Series A and Series B Warrants

On 9 August 2022, the Group entered a private placement agreement (“Securities Purchase Agreement”) to sell Class A Ordinary Shares and Warrants to an investor for a total subscription amount of $20 million which are paid in full at the date of execution. In accordance with the terms of the Securities Purchase Agreement, the investor received 12,121,214 Series A Warrants exercisable within 5 years and 6,060,607 Series B Warrants exercisable within 2 years.

	(Unaudited)
	At 30
	September	At 31 December
	2022	2021
	USD	USD
Opening balance	-	-
Recognized pursuant to the reverse acquisition transaction	35,487,284	-
Change in fair value during the period/year	(30,181,123)	-
Ending balance	5,306,161	-

15       Portfolio optimization program

On 30 May 2022, the Group announced a portfolio optimization plan to turn cashflow positive in 2023, that puts more focus on profitability measures and cost efficiencies across the business. Adopting this plan resulted in a 32% headcount reduction. The first phase of the optimization was completed in the three-month period ended 30 September 2022. In these three months, gross profit was $3,387,798 ($3,275,066 gross loss in the three-month period ended 30 September 2021). Profit for the period was $46,707,429 ($31,690,831 loss in the three-month period ended 30 September 2021). The second phase of the optimization is being completed during the three-month period ending 31 December 2022.

During the nine-month period ended 30 September 2022, the Group has incurred a total of $6.54 million in severances and gratuity payments to its employees (Note 18).

(33)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

16       Revenue

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group. Revenue for transport services represents the total amount of fees charged to the end user for these services, net of items as disclosed in the revenue reconciliation table below.

Disaggregated revenue information
	(Unaudited) For the		(Unaudited) For the nine-
	three-month period		month period ended 30
	ended 30 September		September
	2022	2021	2022	2021
	USD	USD	USD	USD
Business to customers – B2C	3,543,772	3,466,382	18,898,838	10,993,865
Business to business – SaaS	713,472	-	1,196,705	-
Business to business – TaaS	20,560,519	7,343,571	45,462,303	12,732,344
	21,273,991	7,343,571	46,659,008	12,732,344
	24,817,763	10,809,953	65,557,846	23,726,209

Revenue by geographical location
	(Unaudited) For the three-		(Unaudited) For the nine-
	month period ended 30		month period ended 30
	September		September
	2022	2021	2022	2021
	USD	USD	USD	USD
Egypt	10,793,740	6,931,905	29,879,548	16,884,771
Pakistan	3,543,772	3,135,292	13,260,410	5,542,618
Argentina	1,553,028	-	7,345,841	-
Jordan	1,607,886	125,850	3,258,908	211,594
Kenya	565,210	434,912	2,656,665	786,140
Kingdom of Saudi Arabia	426,965	145,158	2,432,531	169,984
Turkey	2,964,210	-	2,296,058	-
Others	3,362,952	36,836	4,427,885	131,102
	24,817,763	10,809,953	65,557,846	23,726,209

(34)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

17       General and administrative expenses

	(Unaudited) For the three-		(Unaudited) For the nine-
	month period ended 30		month period ended 30
	September		September
	2022	2021	2022	2021
	USD	USD	USD	USD
Staff costs (Note 18)	10,827,752	11,212,542	37,272,165	39,470,807
Technology costs	2,529,600	1,283,560	12,798,687	2,932,802
Professional fees	3,710,709	5,122,031	9,550,119	6,916,397
Insurance	2,339,767	92,277	4,329,519	219,576
Depreciation and amortization	1,123,462	80,819	2,165,552	119,731
Travel and accommodation	83,492	139,940	1,663,465	549,017
Depreciation of right-of-use assets	250,401	129,443	953,954	295,792
Rent expense	306,979	216,698	846,619	510,132
Utilities	248,189	103,765	657,254	302,545
Foreign exchange gains/(losses)	(148,041)	1,299,737	(365,092)	1,300,309
Other expenses	1,193,082	105,919	3,864,382	1,199,066
	22,465,392	19,786,731	73,736,624	53,816,174

(35)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

18       Staff costs

	(Unaudited) For the		(Unaudited) For the nine-
	three-month period ended		month period ended 30
	30 September		September
	2022	2021	2022	2021
	USD	USD	USD	USD
Salaries and other benefits	9,921,608	6,289,950	31,875,160	13,828,211
Severance payments (Note 15)	-	-	6,541,000	-
Share-based payments charges (Note 10)	3,172,147	5,656,590	3,429,240	27,954,642
Employee end of service benefits, net	133,434	38,103	715,494	231,502
	13,227,189	11,984,643	42,560,894	42,014,355

Staff costs are allocated as detailed below:

	(Unaudited) For the		(Unaudited) For the nine-
	three-month period ended		month period ended 30
	30 September		September
	2022	2021	2022	2021
	USD	USD	USD	USD
General and administrative expenses	10,827,752	11,212,542	37,272,165	39,470,807
Selling and marketing expenses	2,399,437	772,101	5,288,729	2,543,548
	13,227,189	11,984,643	42,560,894	42,014,355

19       Taxes

19.1   Components of provision for income taxes

The below table summarizes the income tax benefits and corporate tax expenses incurred by the group:

	(Unaudited) For the three-month		(Unaudited) For the nine-
	period ended 30 September		month period ended 30 September
	2022	2021	2022	2021
	USD	USD	USD	USD
Income tax benefit	49,092	990,795	672,857	2,684,535

(36)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

19       Taxes (continued)

19.2    Deferred tax asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Group’s deferred tax assets as of the nine-month period ended 30 September 2022 indicated below were as follows:

	(Unaudited)
	At 30	(Audited)
	September	At 31 December
	2022	2021
	2022	2021
	USD	USD
Deferred tax asset movement:
Opening balance	14,631,743	9,913,707
Deferred tax credits during the period/year	356,898	4,718,036
Closing balance	14,988,641	14,631,743

20       Earnings/(loss) per share

The following table sets forth the computation of basic and dilutive earnings/(loss) per share attributable to the Group’s ordinary shareholders:

	(Unaudited) For the three-month		(Unaudited) For the nine-month
	period ended 30 September		period ended 30 September
	2022	2021	2022	2021
	USD	USD	USD	USD
Earnings/(loss) attributable to ordinary shareholders	46,707,429	(31,690,831)	(114,912,140)	(112,378,232)

Weighted average shares outstanding – basic	128,319,375	85,288,745	113,072,590	85,288,745

Weighted average shares outstanding – diluted	132,066,782	85,288,745	113,072,590	85,288,745

Earnings/(loss) per ordinary share – basic	0.36	(0.37)	(1.02)	(1.32)

Earnings/(loss) per ordinary share – diluted	0.35	(0.37)	(1.02)	(1.32)

(37)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

20       Earnings/(loss) per share (continued)

Basic earnings/(loss) per share is computed by dividing the net profit/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, adjusted for the effect of the Conversion Ratio as discussed in Note 1 and applied retrospectively to all prior periods presented.

As of 30 September 2022, 15 million Earnout Shares have been excluded from the calculation of weighted average shares outstanding, as they are contingently issuable subject to achieving certain milestones on the trading price and volume of our Class A ordinary shares on NASDAQ as discussed in Note 13.

As the Group was loss-making during nine-month periods ended 30 September 2022 and 2021 and the three-month period ended 30 September 2021 presented in these condensed interim consolidated financial statements, potentially dilutive instruments all have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding equity awards, warrants, share options and convertible loans and could potentially dilute earnings per share in the future.

During the three-month period ended 30 September 2022, since the Group was in a net profit position, the below table show the weighted number of shares and the related components that are potentially dilutive:

(Audited)
At 31 December
2021
USD
Vested employee share options	999,193
Contingently issuable shares	900,534
1,899,727

21       Related party transactions and balances

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties include associates, parent, subsidiaries, and key management personnel or their close family members. The terms and conditions of these transactions have been mutually agreed between the Group and the related parties. To determine significance, the Group considers various qualitative and quantitative factors including whether transactions with related parties are conducted in the ordinary course of business.

(38)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

21       Related party transactions and balances (continued)

Interest in subsidiaries

The details of interests in the subsidiaries with whom the Group had entered into transactions or had agreements or arrangements in place during the period are disclosed in Note 1 of the condensed interim consolidated financial statements.

Compensation of key management personnel

Key management personnel of the Group comprise the Parent Company’s directors and senior management of the Group.

	(Unaudited) For the nine-month period ended 30 September		(Unaudited) For the nine-month period ended 30 September
	2022	2021	2022	2021
	USD	USD	USD	USD
Short-term employee benefits	379,341	595,518	1,425,063	965,534
Provision for end-of-service benefits	268,844	34,129	391,594	76,141
Share-based payments	2,763,249	592,656	15,078,707	10,343,805
	3,411,434	1,222,303	16,895,364	11,385,480
No. of key management	7	7	7	7

Transactions with related parties

Details of transactions with related parties during the period, other than those which have been disclosed elsewhere in these condensed interim consolidated financial statements, are as follows:

	(Unaudited) For the nine-month period ended 30 September
	2022	2021
	USD	USD
(Repayment from)/advances to shareholders	-	(10,044)

(39)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

21       Related party transactions and balances (continued)

Short-term loans from related parties

	(Unaudited) At 30 September 2022	(Audited) At 31 December 2021
	USD	USD
Sister company
Routebox Technologies SL	73,344	84,039

Shareholders of Shotl Transportation SL
Camina Lab SL	282,136	323,338
Marfina SL	62,280	71,387
	344,416	394,725
	417,760	478,764

(40)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

22       Recapitalization costs

The difference in the fair value of the shares issued by the Company, the accounting acquirer, and the fair value of the SPAC’s, accounting acquiree’s, identifiable net assets represents a service received by the accounting acquirer. This difference is considered as cost of listing (recapitalization), and recorded in the condensed interim consolidated statement of profit or loss.

During the period, the Group incurred certain expenses as a result of the SPAC transaction. The following table displays the calculation of the listing costs recognized during the period:

	Number of	At Closing Date
	shares/warrants	USD
Net deficit from SPAC transferred to the Group		18,532,095
SPAC ordinary shares outstanding	34,500,000	-
SPAC ordinary shares redeemed	(29,175,999)	-
Remaining Class A Ordinary Shares	5,324,001	-
SPAC Class B Sponsor Shares	8,625,000	-
Total shares issued to SPAC	13,949,001	-
Diluted share price at Closing Date	8.68	-
Total value transferred to the SPAC		121,077,329
Recapitalization costs		139,609,424

23       Fair value of financial instruments

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

(41)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)

For the nine-month periods ended 30 September 2022 and 2021 (continued)

23       Fair value of financial instruments (continued)

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted market price (unadjusted) in an active market for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly.

Level 3: inputs that are unobservable inputs for the asset or liability.

The following table shows the levels within the hierarchy of financial assets and liabilities measured at fair value on a recurring basis at 30 September 2022 and 31 December 2021

30 September 2022	Level 1	Level 2	Level 3	Total
Financial liabilities
Contingent consideration	-	-	6,687,000	6,687,000
Earnout liabilities	-	-	153,923	153,923
Derivative warrant liabilities	-	-	5,306,161	5,306,161
Total financial liabilities	-	-	12,147,084	12,147,084

31 December 2021	Level 1	Level 2	Level 3	Total
Financial assets
Current financial assets	-	-	10,000,880	10,000,880
Total financial assets	-	-	10,000,880	10,000,880

Financial liabilities
Derivatives liability	-	-	44,330,400	44,330,400
Total financial liabilities	-	-	44,330,400	44,330,400

The Group’s measurement of earnout liabilities, derivative warrant liabilities and contingent consideration are classified in Level 3 using valuation technique inputs that are not based on observable market data.

(42)

Swvl Holdings Corp and its subsidiaries

Notes to the condensed interim consolidated financial statements (unaudited)
For the nine-month periods ended 30 September 2022 and 2021 (continued)

23       Fair value of financial instruments (continued)

Derivative warrant liabilities

The Public Warrants were valued using Binomial lattice model while the Private Warrants were valued using BSOPM, which are considered to be a Level 3 fair value measurement. The primary unobservable inputs utilized in determining the fair value of the derivatives warrant liabilities are the expected volatility of our ordinary shares and risk-free rate.

Earnout liabilities

Earnout liabilities were valued using a Monte Carlo simulation based on the frequency that each tranche vests to value the dilutive impact of per share. The primary unobservable inputs utilized in determining the fair value of the earnout liabilities are equity volatility, cost of equity, probability of vesting and risk-free rate.

Contingent consideration

The fair value of the contingent consideration, related to the acquisitions of Viapool and Volt Lines (Note 8) in 2022, is estimated using a present value technique which discounts the management’s estimate of the probability that agreements’ target level of activity will be achieved. The primary unobservable inputs utilized in determining the fair value of the contingent consideration are the discount rate and the discount for lack of marketability.

The significant unobservable inputs used in the fair value measurements, are presented below:

Description	Significant unobservable input	Estimate of the input
	Equity Volatility	55%
Earnout liabilities	Cost of equity	18%
	Probability of vesting	35.7-52%
	Risk-free rate	3.38%
	Volatility	21.6-37.8%
Derivative warrant liabilities	Risk-free rate	2.99%
	Discount rate	9.3%
Contingent consideration	Discount for lack of marketability	60-70%

The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of their fair value:

•	trade and other receivables
•	cash and bank balances
•	accounts payable, accruals and other payables (except for contingent consideration)
•	interest-bearing loans.

(43)